SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 31, 2008

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road
Tangjia, Zhuhai
Guangdong, 519085
The People’s Republic of China
(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcements dated December 30, 2008, relating to Company’s updated financial guidance for the three months ended December 31, 2008.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:  /S/ Patricia Chou
Name: Patricia Chou
Title:   Chief Financial Officer

Dated:  December 31, 2008

Actions Semiconductor Updates Fourth Quarter 2008 Guidance

ZHUHAI, China, December 30, 2008 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today provided an update to its fourth quarter financial guidance.

The Company now expects revenue for the fourth quarter ending December 31, 2008 to be approximately $15-$16 million. The company's previous guidance was for fourth quarter revenue in the range of $18 million to $22 million.  Fourth quarter fully diluted earnings per ADS are now expected to be approximately breakeven.  The revision in guidance is primarily due to lower sales in the current challenging macroeconomic environment and less-favorable exchange rates against US dollars.

“As a result of the global economic downturn and its impact on the consumer electronics market, we have experienced decreased demand across our end-markets and are therefore revising our fourth quarter guidance.  Actions is actively controlling operating costs while maintaining its continued new product development efforts.  The current macroeconomic environment reinforces the need to maintain a very strong balance sheet and manage our high level of cash prudently to have maximum operating flexibility over the long-term,” stated Mr. Nan-Horng Yeh, CEO of Actions Semiconductor.

Actions Semiconductor will release financial results for fourth quarter and full year 2008 and host a conference call for analysts and investors after the market closes on January 21, 2009.  Details for the conference call will be announced prior to the date.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Jimmy Liu
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	jimmy@actions-semi.com
415-217-4967	+86-21-5080-3900*1211